SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                         For the Month of December 2002

                             -----------------------

                               ELBIT SYSTEMS LTD.
                 (Translation of Registrant's Name into English)
           Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        |X|   Form 20-F         |_|   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                        |_|   Yes               |X|   No

     Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release dated December 9, 2002.

                                    SIGNATURE
                                    ---------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ELBIT SYSTEMS LTD.
                                        (Registrant)


                                        By: /s/ Arie Tal
                                           -------------------------------------
                                           Name: Arie Tal
                                           Title: Corporate Secretary

Dated: January 5, 2003.

                                  EXHIBIT INDEX
                                  -------------

Exhibit No.    Description
-----------    -----------

1.             Press release dated December 9, 2002.

                                    EXHIBIT 1
                                    ---------

Elbit  Systems Wins  Contract for Battle  Management  System For Israel  Defense
Forces
--------------------------------------------------------------------------------

Monday December 9, 8:33 am ET

First Phase of Contract Valued at $30 Million
---------------------------------------------

HAIFA, Israel, Dec. 9 /PRNewswire-FirstCall/ -- Elbit Systems Ltd. (Nasdaq: ESLT
- News), announced today that it has been awarded a contract by the Israeli Ministry of Defense (IMOD) to serve as prime contractor for the Israel Defense Forces (IDF) program of Battle Management Systems for Battalion Combat Teams ("BCT BMS").

The first phase of the contract, including initial deployment, will be performed over two years and is valued at approximately $30 million.

Elbit Systems' BCT BMS unique solution for the Merkava and M-60 tanks makes it one of the most advanced systems of this kind in the world, primarily for main battle tanks, armored fighting vehicles and infantry fighting vehicles.

The program includes the development, supply and support of advanced electro-optical sensors, multi-functional displays, command and control software, information and dissemination systems and advanced mission computers. The program will enable coordination between armored fighting vehicles, provide situational awareness to maneuvering forces and improve the overall operational capabilities of fighting units.

Elbit Systems' BCT BMS has been operationally tested by the IDF and found to significantly enhance overall operational performance of target engagement and maneuverability in day, night and poor visibility conditions.

The BCT BMS Program is based on state-of-the-art hardware and software communications technologies, which have been developed by Elbit Systems, and on the extensive experience of the Company in projects comprising multidisciplinary integration of computerized command and control systems as well as fire control systems for armored fighting vehicles.

About Elbit Systems Ltd.
------------------------

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, ground and naval systems, command, control, communications, computers and intelligence (C4I) and advanced electro-optic technologies. The Company focuses on the upgrading of existing military platforms and developing new technologies for defense applications.

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S

CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.